Exhibit 99.1

AuRico Gold Announces Details for First Quarter Financial Results
2012 Annual General Meeting Scheduled for May 25, 2012

Toronto: April 23, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico” or “AuRico Gold” or the “Company”) will release the Company’s first quarter financial results for the three-month period ended March 31, 2012 after the market closes on Wednesday, May 9, 2012. The financial statements will be available on the Company’s website at www.auricogold.com and www.sedar.com.

A webcast and conference call will be held on Thursday, May 10, 2012 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:

  Canada & US Toll Free: 1-888-231-8191

  International & Toronto: 1 -647-427- 7450

When the Operator answers, please ask to be placed into the AuRico Gold First Quarter 2012 Results Conference Call.

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/detail/957203/1026009

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, May 17, 2012 by dialing the appropriate number below:

  Local Toronto Participants: 1- 416- 849- 0833 Passcode: #73603620

  North America Toll Free: 1-855- 859- 2056 Passcode: # 73603620

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/detail/957203/1026009 or via the Company’s website at www.auricogold.com.

2012 Annual General Meeting

AuRico Gold’s 2012 Annual General Meeting for shareholders will be held on Friday, May 25 at 8:00 a.m. Eastern Time, at the TMX Broadcast Centre, 130 King Street West in Toronto.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the recently announced divestitures of AuRico’s Australian mines and El Cubo, and the imminent achievement of first production at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

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